Exhibit 99.1

For immediate release

Bell AI Fabric Expands National Network with 300 MW Data Centre in Saskatchewan

Partnership with the Government of Saskatchewan provides access to cutting-edge AI compute, strengthening the provincial and national AI economies

BCE updates 2026 financial guidance targets and 2025-2028 financial outlook

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

REGINA, March 16, 2026 – Bell Canada and the Government of Saskatchewan today announced a transformational step forward for Bell AI Fabric and for Canada’s AI future: a new 300 MW data centre in the Rural Municipality of Sherwood, Saskatchewan, just outside of Regina. This major investment aligns with Bell’s strategic priority to lead in enterprise with AI-powered solutions and will significantly increase Canada’s domestic compute capacity while supporting Saskatchewan’s long-term economic growth and diversification.

This project is Bell’s largest-ever investment in Saskatchewan – an unprecedented commitment to Saskatchewan’s technology ecosystem that places the province at the centre of Canada’s AI-driven economic growth. Once complete, it will be the largest purpose-built AI data centre development anywhere in Canada.

Over time, the facility is projected to generate economic value of up to $12 billion for the province, including short- and long-term job creation, tax revenues and broader economic benefits. Construction will support at least 800 jobs in the trades and engineering, with a minimum of 80 full-time roles created once the facility is fully operational. Based on industry research, as many as 750 additional community jobs could result from a large data centre deployment of this nature.

Construction is scheduled to begin this spring. The facility will come online in stages, with individual data halls entering service on a rolling basis. The first stage is expected to come online in the first half of 2027.

Importantly, a significant portion of the facility’s power will be dedicated to sovereign AI compute, ensuring that government agencies, researchers and enterprises in Canada can access top-tier AI power while guaranteeing their data remains within Canada, meeting strict chain-of-custody and residency requirements.

The facility will be linked to Bell’s national fibre backbone through a partnership with SaskTel. Together, Bell and SaskTel will act as go-to-market partners, offering AI-powered products and solutions to SaskTel customers.

The new facility will serve as a regional hub for advanced compute capabilities, expanding Canada’s AI ecosystem while generating significant economic benefits for Saskatchewan.

Compute partnerships

Cerebras and CoreWeave are secured as the tenants for the new facility. Cerebras will provide AI Fabric customers access to its revolutionary wafer-scale technology, which will deliver large-scale, high-performance AI inference and training capacity. CoreWeave will deliver cutting-edge, scalable AI compute hosted on NVIDIA GPUs.

Community impact

As part of the partnership with the provincial government, Bell will support strategic AI use cases for Saskatchewan postsecondary institutions, municipalities and the public sector. Bell will also explore opportunities for collaboration with students and faculty from Saskatchewan Polytechnic and the University of Regina.

Bell has entered into an agreement with the George Gordon First Nation with a focus on Indigenous procurement participation and workforce development.

Consistent with all Bell AI Fabric data centre builds, the project uses a closed-loop cooling system that does not draw from municipal water resources. Additionally, advanced discussions are underway regarding a district energy system that would enable waste heat reuse on nearby university campuses and in a development project led by George Gordon Developments Ltd., located directly north of the site.

Quotes

“Bell is drawing on its historic roots as a Canadian technology leader and nation builder through ambitious projects like Bell AI Fabric, by building a digital backbone to power the future of the Canadian economy. Today’s announcement is an exciting illustration of the impact of Bell’s strategic priority to lead in enterprise with AI-powered solutions. Our largest-ever investment in Saskatchewan will deliver the cutting-edge, high-performance compute necessary to innovate at speed, bring major economic benefits to the province and create a competitive advantage for our country. We’re thrilled to partner with the Government of Saskatchewan to ensure Canada can compete and win in the AI economy.”

-	Mirko Bibic, President & CEO, BCE and Bell Canada

“The announcement of this facility is great news for Saskatchewan’s economy. This investment by Bell will create jobs, strengthen provincial research capacity, and facilitate the creation of new businesses built on advanced capabilities.”

-	The Honourable Scott Moe, Premier of Saskatchewan

“AI is becoming foundational national infrastructure. Countries want AI systems that are fast, energy-efficient, and sovereign by design, and partnering with Bell allows us to bring industry-leading AI compute to Canada in a way that aligns with these national priorities.”

-	Andrew Feldman, CEO and Co-founder, Cerebras

“Canada has an extraordinary AI ecosystem, and expanding access to advanced compute will help unlock new opportunities for innovation, economic growth and scientific discovery. We’re excited to work with Bell AI Fabric to deliver the high-performance AI infrastructure researchers, enterprises and developers need to innovate at scale.”

-	Sachin Jain, Chief Operating Officer, CoreWeave

“On behalf of George Gordon Developments, the business arm of George Gordon First Nation, we are excited to partner with Bell AI Fabric on this major economic project. George Gordon First Nation has a history of working with industry leaders to ensure long-term mutual benefits that lead to measurable community outcomes while respecting our treaty rights, cultural protocols and environmental stewardship. George Gordon First Nation will support and collaborate directly with Bell Canada to ensure the success of this project for the members of George Gordon First Nation and the Province of Saskatchewan.”

-	Shawn R. Longman, Chief, George Gordon First Nation

Call with financial analysts

BCE will hold a conference call with the financial community to discuss this announcement today, March 16 at 8:00 a.m. eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-990-2777 or 416-855-9085. You will be asked to enter Conference ID 93039. A replay will be available until midnight on April 16, 2026 by dialing 1-888-660-6264 or 289-819-1325 and entering passcode 93039. A live audio webcast of the conference call will be available on BCE’s website at Bell AI Fabric data centre in Saskatchewan conference call.

BCE financial information

Given the material impact of this transformational announcement and its expected positive impact on BCE’s financial profile, BCE is updating its 2026 financial guidance targets, as originally provided on February 5, 2026, and its 2025-2028 financial outlook, as originally provided on October 14, 2025, per the tables below. The financial guidance, which has been updated solely to reflect the expected financial impact of the new data centre, reflects BCE’s confidence in strong revenue, adjusted EBITDA and free cash flow1 growth.

BCE is also increasing its objective for AI-powered solutions revenue2 from approximately $1.5 billion by 2028 to approximately $2.0 billion by 2028.

The construction of this facility will require approximately $1.7 billion of incremental capital expenditures, with approximately $1.3 billion expected to be incurred in 2026, funded through a combination of debt and cash-on-hand. On a run-rate adjusted EBITDA1 basis, the transaction is expected to be leverage-neutral. BCE remains focused on achieving its target net debt1 leverage ratio1 of 3.5x by the end of 2027, falling below 3.5x in 2028, and intends to continue reducing leverage toward its policy level of approximately 3.0x by 2030.

BCE 2026 updated financial guidance targets3

($ millions)	2025 Results	2026 Prior Guidance	2026 Current Guidance

Revenue growth	0.2%	1% to 5%	No change

Adjusted EBITDA growth	0.7%	0% to 4%	No change

Capital intensity[4]	15.1%	<15%	~20% (~$1.3B of incremental capital expenditures)

Adjusted EPS[1] growth	(7.9%)	(11%) to (5%)	No change

Free cash flow growth	10.0%	4% to 10% $3,300 to $3,500	(34%) to (28%) $2,100 to $2,300

Annualized common dividend per share	$1.75	$1.75	No change

BCE 2025-2028 updated financial outlook

	2028 Prior Outlook	2028 Current Outlook

Revenue CAGR 2025-2028E	2% - 4%	2.5% - 4.5%

Adjusted EBITDA CAGR 2025-2028E	2% - 3%	3% - 4%

Capital intensity	~14%	No change

Free cash flow CAGR 2025-2028E	~ 7%	~ 8.5%

Free cash flow after payment of lease liabilities[1] CAGR 2025-2028E	~ 15%	~ 16.5%

Net debt leverage ratio	<3.5x	No change

1 Adjusted EBITDA is a total of segments measure. The most directly comparable financial measure for adjusted EBITDA ($10,658 million for 2025) under IFRS Accounting Standards is net earnings ($6,514 million for 2025). Adjusted EPS is a non-GAAP ratio. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. Net debt leverage ratio is a capital management measure. The most directly comparable financial measures for net debt ($40,234 million for 2025) under IFRS Accounting Standards is long-term debt ($34,904 million for 2025), debt due within one year ($6,155 million for 2025) and cash and cash equivalents ($320 million for 2025). Free cash flow is a non-GAAP financial measure. The most directly comparable financial measure for free cash flow ($3,178 million for 2025) under IFRS Accounting Standards is cash flows from operating activities ($6,993 million for 2025). Free cash flow after payment of lease liabilities is a non-GAAP financial measure. The most directly comparable financial measure for free cash flow after payment of lease liabilities ($2,051 million for 2025) under IFRS Accounting Standards is cash flows from operating activities ($6,993 million for 2025). Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 AI-powered solutions revenue is comprised of revenues from Ateko, Bell Cyber and Bell AI Fabric.

3 The guidance ranges above are unaffected by the pending divestiture of Northwestel.

4 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2026 and 2028 financial guidance targets are based, as well as the principal related risk factors.

About Bell

Bell is Canada’s largest communications company5, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

5 Based on total revenue and total combined customer connections.

Media inquiries:

Adam Austen

media@bell.ca

Investor inquiries:

Kris Somers

Krishna.somers@bell.ca

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	2025	2024

Net earnings attributable to common shareholders	6,305	163

Reconciling items:
Severance, acquisition and other costs	517	454
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	9	269
Net equity losses on investments in associates and joint ventures	-	247
Net (gains) losses on investments	(5,217)	(57)
Net early debt redemption (gains) costs	(249)	-
Impairment of assets	1,027	2,190
Income taxes for above reconciling items	217	(467)
NCI for the above reconciling items	(8)	(26)

Adjusted net earnings	2,601	2,773

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

In Q1 2026, we will update our definitions of free cash flow and free cash flow after payment of lease liabilities to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow and free cash flow after payment of lease liabilities previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	2025	2024

Cash flows from operating activities	6,993	6,988

Capital expenditures	(3,700)	(3,897)

Cash dividends paid on preferred shares	(151)	(187)

Cash dividends paid by subsidiaries to NCI	(51)	(68)

Acquisition and other costs paid	87	52

Free cash flow	3,178	2,888

($ millions)

	2025	2024

Cash flows from operating activities	6,993	6,988

Capital expenditures	(3,700)	(3,897)

Cash dividends paid on preferred shares	(151)	(187)

Cash dividends paid by subsidiaries to NCI	(51)	(68)

Acquisition and other costs paid	87	52

Free cash flow	3,178	2,888

Principal payment of lease liabilities	(1,127)	(1,142)

Free cash flow after payment of lease liabilities	2,051	1,746

Net debt

The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position.

In Q1 2025, we updated our definition of net debt to include 50% of junior subordinated debt. This change does not impact the net debt amounts previously presented. We include 50% of outstanding preferred shares and 50% of junior subordinated debt in our net debt as it is consistent with the treatment by certain credit rating agencies and given structural features including priority of payments.

We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	December 31, 2025	December 31, 2024
Long-term debt	34,904	32,835

Less: 50% of junior subordinated debt	(2,149)	—

Debt due within one year	6,155	7,669

50% of preferred shares	1,644	1,767

Cash	(314)	(1,572)

Cash equivalents	(6)	—

Short-term investments	—	(400)

Net debt	40,234	40,299

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss).

The following table is a reconciliation of net earnings to BCE adjusted EBITDA.

($ millions)

	2025	2024
Net earnings	6,514	375
Severance, acquisition and other costs	517	454
Depreciation	3,861	3,758
Amortization	1,377	1,283
Finance costs
Interest expense	1,775	1,713
Net return on post-employment benefit plans	(102)	(66)
Impairment of assets	1,027	2,190
Net (Gains) losses on investments	(5,217)	(57)
Other (income) expense	(287)	362
Income taxes	1,193	577

Adjusted EBITDA	10,658	10,589

Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use capital intensity to measure the success of our strategic imperatives. This key performance indicator is not an accounting measure and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: BCE’s updated 2026 financial guidance and outlook (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share); BCE’s updated 2025-2028 financial guidance and outlook (including revenue, adjusted EBITDA, capital intensity, free cash flow, free cash flow after payment of lease liabilities and net debt leverage ratio); the projected economic value to be generated by the facility; the number of jobs supported and created by the facility; timing for construction and operation of the facility; the amount of power allocated for sovereign AI compute; the community and other benefits expected to result from the facility; the approximately $1.7 billion of capital expenditure for the facility and the timing thereof; the leverage-neutral nature of the transaction; BCE’s net debt leverage ratio expected between 2025 and 2030; BCE’s objective to achieve $2.0 billion of AI-powered solutions revenue by 2028; the sources of funding for the facility; and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of March 16, 2026 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 16, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

2026 Financial Outlook	2025-2028 Financial Outlook

Canadian Economic Assumptions

Considerable uncertainty remains around the impact of U.S. trade policy on the Canadian economy. We have assumed:

•

Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2026, representing a decrease from 1.7% in 2025

•

Low population growth driven by government policies designed to reduce the inflow of newcomers

•

Modest growth in consumer spending supported by past interest rate cuts and higher equity prices

•

Soft growth in business investment, particularly in sectors most reliant on U.S. markets

•

Relatively stable level of consumer price index (CPI) inflation

•

Ongoing labour market softness

•

Interest rates expected to remain at or near current levels

•

Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Canadian and U.S. Economic Assumptions

•

Economic growth consistent with historical activity

•

No significant adverse changes to the economic conditions of each region where the company operates

•

Limited impact from inflation, interest rates and supply chain constraints on our plans to grow our business over the long term

U.S. Economic Assumptions • Slowdown in consumer spending, offset by business investment • Ongoing uncertainty surrounding trade policy • Stable CPI inflation

Canadian Market Assumptions

•

A moderated level of wireless competition and sustained level of wireline competition in consumer markets

•

Higher, but slowing, wireless industry penetration

•

A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors

•

The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences

•

Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers

Canadian Market Assumptions

•

A higher level of wireline competition in consumer, business and wholesale markets, with wireless competition stabilizing in the short to medium term in the same segments

•

A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors

•

The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

U.S. Market Assumptions • A higher level of wireline pricing competition in consumer, business and wholesale markets • Increased demand for colocation and datacenter connectivity services

2026 Financial Outlook	2025-2028 Financial Outlook
• A shrinking traditional voice services market as customers migrate to wireless or Voice over Internet Protocol (VoIP) offerings

Assumptions Applicable to Bell CTS Canada

•

Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments

•

Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality

•

Continued diversification of our distribution strategy with a focus on expanding direct-to consumer (DTC) and online transactions

•

Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure

•

Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions

•

Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise

•

Continued growth in retail Internet subscribers

•

Increasing wireless and Internet-based technological substitution

•

Continued focus on the consumer household and bundled service offers for mobility, Internet and content services

•

Continued large business customer migration to Internet protocol (IP)-based systems

•

Ongoing competitive repricing pressures in our business and wholesale markets

•

Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities

•

Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services

•

Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

Assumptions Applicable to Bell CTS Canada

•

Stable market share of national operators’ wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments, with wireless pricing return to growth in the short to medium term

•

Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality

•

Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint with continued growth in fibre Internet subscribers

•

Continued focus on the consumer household and bundled service offers for mobility, Internet and content services

•

Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services

•

Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•

Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise

•

Continued large business customer migration to Internet protocol (IP)-based systems

•

Ongoing competitive repricing pressures in our business and wholesale markets

•

Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•

No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Applicable to Bell CTS U.S.

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Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets

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Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases

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Ongoing competitive repricing pressures in our business and wholesale markets

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Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to Bell Media

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Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy

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Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution

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Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms

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Continued scaling of Crave, TSN, and RDS through expanded distribution, partnerships, content offerings and user experience improvements

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Global content distribution growth through majority ownership of Sphere Abacus

2026 Financial Outlook	2025-2028 Financial Outlook

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Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience

•

No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE	Financial Assumptions Concerning BCE

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An estimated post-employment benefit plans service cost of approximately $195 million

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An estimated net return on post-employment benefit plans of approximately $145 million

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Depreciation and amortization expense of approximately $5,450 million to $5,500 million

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Interest expense of approximately $1,850 million to $1,900 million

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Interest paid of approximately $1,925 million to $1,975 million

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An average effective tax rate of approximately 26%

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Non-controlling interest of approximately $70 million

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Contributions to post-employment benefit plans of approximately $35 million

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Payments under other post-employment benefit plans of approximately $60 million

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Income taxes paid (net of refunds) of approximately $650 million to $750 million

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Weighted average number of BCE common shares outstanding of approximately 933 million

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An annualized common share dividend of $1.75 per share

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An estimated post-employment benefit plans service cost of approximately $175 million to $225 million

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Interest paid of approximately $1,950 million to $2,050 million

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An average effective tax rate of approximately 27%

•

Contributions to post-employment benefit plans of approximately $40 million to $60 million

•

Payments under other post-employment benefit plans of approximately $50 million to $70 million

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Income taxes paid (net of refunds) of approximately $1,000 million to $1,200 million

Assumptions underlying expected continuing contribution holiday in the majority of our pension plans

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At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

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No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

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No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on March 16, 2026, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2026 guidance and our financial outlook for 2025 to 2028, are listed below. The realization of our forward-looking statements, including our ability to meet our 2026 guidance targets and our financial outlook for 2025 to 2028, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the United States (U.S.) and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing artificial intelligence (AI); the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners, and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations, or rules thereunder in Canada, the U.S., or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2025 Annual MD&A dated March 5, 2026 and BCE’s press releases dated October 14, 2025 and February 5, 2026 with respect to BCE’s 2025-2028 and 2026 financial guidance, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.